PACENOTE CAPITAL, LLC

Statement of Financial Condition
March 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/17/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Pacenote Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 East 3rd Street
(No. and Street)

Austin	TX	78702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt C. Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Pacenote Capital, LLC, as of March 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____

Kurt C Peters
_____
Signature

_____ President, CCO _____
Title

SEE NOTARIZE.COM ATTACHED CERTIFICATE.
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State/Commonwealth of ___TEXAS___)
)
☐ City ☑ County of ___Tarrant___)

On ___06/17/2021___ before me, ___John D Clark___,
　　　Date　　　　　　　　　　　　　　　Notary Name

personally appeared ___Kurt C Peters___
　　　　　　　　　　　　　　　　　Name(s) of Signer(s)

☐ personally known to me -- **OR** --

☐ proved to me on the basis of the oath of _____ -- **OR** --
　　　　　　　　　　　　　　　　Name of Credible Witness

☑ proved to me on the basis of satisfactory evidence: ___passport___
　　　　　　　　　　　　　　　　　　　　　Type of ID Presented

to be the individual(s) whose name(s) is (are) subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and by proper authority, and that by his/her/their signature(s) on the instrument, the individual(s), or the person(s) or entity upon behalf of which the individual(s) acted, executed the instrument for the purposes and consideration therein stated.

WITNESS my hand and official seal.



John D Clark
NOTARY PUBLIC
STATE OF TEXAS
ID NUMBER
132409179
COMMISSION EXPIRES
March 18, 2024

Notary Public Signature: _John D Clark_

Notary Name: ___John D Clark___
Notary Commission Number: ___132409179___
Notary Commission Expires: ___03/18/2024___
Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ___Oath of Affirmation___

Document Date: ___06/17/2021___ Number of Pages (w/ certificate): ___2___

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s) | **Capacity(ies) Claimed by Signer(s)**

Signer's Name: _____ | Signer's Name: _____

☐ Corporate Officer　Title: _____ | ☐ Corporate Officer　Title: _____
☐ Partner – ☐ Limited ☐ General | ☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact | ☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator | ☐ Trustee ☐ Guardian of Conservator
☐ Other: _____ | ☐ Other: _____
Signer Is Representing: _____ | Signer Is Representing: _____

(2)



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Pacenote Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacenote Capital, LLC as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pacenote Capital, LLC as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pacenote Capital, LLC's management. Our responsibility is to express an opinion on Pacenote Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pacenote Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Pacenote Capital, LLC's auditor since 2020.
New York, New York
June 17, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

Pacenote Capital, LLC
Statement of Financial Condition
March 31, 2021

ASSETS

Cash	$	664,270
Accounts receivable		2,498,690
Other assets		8,550
Total assets	$	3,171,510

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	47,357
Due to parent		411,022
Guaranteed payments payable		1,116,471
Total liabilities		1,574,850

Member's equity

		1,596,660
Total liabilities and member's equity	$	3,171,510

The accompanying notes are an integral part of this financial statement.

1.   Nature of operations and summary of significant accounting policies

Nature of Business

Pacenote Capital, LLC (the "Company"), a wholly-owned subsidiary of PEBB Holdings, LLC (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on May 14, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") effective March 17, 2020. The Company's operations consist primarily of private placement of securities and, accordingly, the Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Income Taxes

The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At March 31, 2021, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

Revenue Recognition

The revenue recognition guidance of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligation in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations

Step 5: Recognize revenue as the Company satisfies a performance obligation.

The Company's principal source of revenue is derived from private placements.

- Private placement fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. Retainers and other fees received from customers prior to recognizing revenue are reflected as deferred revenues.

Adoption of New Accounting Standard

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") *No. 2016-13, Financial Instruments – Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current US GAAP, which generally require that a loss be incurred before it is recognized.

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On April 1, 2020, the Company adopted the guidance prospectively with no cumulative adjustment to retained earnings.

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Allowance for Credit Losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a CECL methodology to estimate expected credit losses over the entire remaining life of the financial asset.

ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first effective reporting period. The allowance for credit losses is based on the Company's expectation of the collectibility of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company determined there was no impact on the financial statement upon adoption.

2.   Related-party transactions

On March 17, 2020, the Company entered into an Administrative Services Agreement (the "Expense Sharing Agreement") with the Parent. In accordance with the Expense Sharing Agreement, the Company reimburses the Parent, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by the Parent.

As of March 31, 2021, the Company has approximately $411,000 payable to Parent.

3.   Concentration of credit risk

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. Management regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

4.   Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the initial year of operations) and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company's net capital was approximately $227,000, which was approximately $122,000 in excess of its minimum requirement of approximately $105,000.

5.   Risks and uncertainties

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.   Subsequent events

The Company evaluated subsequent events or transactions that occurred from April 1, 2021 through the date this financial statement was available to be issued. The Company did not have any significant subsequent events that require recognition or disclosure in these financial statement.